UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 22, 2025

Hennessy Capital Investment Corp. VII

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42479	98-1813620
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

195 US Hwy 50, Suite 207 Zephyr Cove, Nevada	89448
(Address of principal executive offices)	(Zip Code)

(775) 339-1671

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A ordinary shares, par value $0.0001 per share	HVII	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-twelfth (1/12) of one Class A ordinary share upon the consummation of a business combination	HVIIR	The Nasdaq Stock Market LLC
Units, each consisting of one Class A ordinary share and one right	HVIIU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On October 22, 2025, Hennessy Capital Investment Corp. VII, a Cayman Islands exempted company, limited by shares (the “Purchaser” or “HVII”), Solis Merger Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Purchaser (“Merger Sub”), and ONE Nuclear Energy, LLC, a Delaware limited liability company (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”) that contemplates a $1.0 billion equity valuation of the Company and an all-stock combination transaction. The Company is an independent developer of large-scale energy solutions powered by natural gas and advanced nuclear small modular reactor (SMR) technologies.

Pursuant to the Business Combination Agreement, the parties thereto will enter into a business combination transaction by which, among other things, (i) the Purchaser will transfer by way of continuation and deregistration to and domesticate as a Delaware corporation and (ii) Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving entity of the Merger and becoming a direct, wholly-owned subsidiary of the Purchaser. Upon closing of the Merger (the “Closing,” and the date on which the Closing occurs, the “Closing Date”), the Company will become a direct, wholly-owned subsidiary of Purchaser, and Purchaser will be a publicly traded company operating under the name “ONE Nuclear.” Following the Closing, the Purchaser’s shares of Common Stock (defined below) are expected to trade on Nasdaq under the ticker symbol “ONEN.”

Business Combination Agreement

The Domestication

Subject to satisfaction or waiver of the closing conditions of the Business Combination Agreement (as described below), prior to the Closing on the Closing Date, the following events will occur in connection with the Purchaser changing its jurisdiction of organization from the Cayman Islands to Delaware:

(a)	each then issued and outstanding Class B ordinary share of the Purchaser, par value $0.0001 per share (each a “Class B Ordinary Share”), will convert (the “Sponsor Share Conversion”) automatically, on a one-for-one basis, into one Class A ordinary share of the Purchaser, par value $0.0001 per share (each a “Class A Ordinary Share”);

(b)	immediately after the Sponsor Share Conversion, the Purchaser will transfer by way of continuation and deregistration to and domesticate as a Delaware corporation (such continuation and domestication, the “Domestication”); and

(c)	in connection with, and after giving effect to, the Domestication, (i) each then issued and outstanding Class A Ordinary Share will convert automatically, on a one-for-one basis, into one share of common stock of the Purchaser, par value $0.0001 per share (“Common Stock”), (ii) each then issued and outstanding right of the Purchaser will convert automatically into a right to acquire one-twelfth (1/12) of one share of Common Stock at Closing (each a “Domesticated Company Right”), and (iii) each then issued and outstanding unit of the Company will be cancelled and one share of Common Stock and one Domesticated Company Right will be issued in respect thereof.

Conversion of Securities

Pursuant to the terms of the Business Combination Agreement, the aggregate consideration to be paid to the existing equityholders of the Company (the “Company Members”) at Closing is $1.00 billion (the “Base Purchase Price”). The Base Purchase Price will be paid entirely in stock, comprised of newly issued shares of Common Stock, at a price per share equal to the amount at which Class A Ordinary Shares issued in the Purchaser’s initial public offering may be redeemed in connection with the Closing (the “Redemption Price”). In addition, the Company Members will be entitled to receive up to an aggregate of 13.0 million additional shares of Common Stock in contingent consideration, subject to the achievement of certain share price milestones, as described below under the section titled “Company Earnout.”

At the effective time of the Merger (the “Effective Time”), each membership unit of the Company (each a “Company Unit”) that is issued and outstanding immediately prior to the Effective Time will be exchanged for such fraction of a newly issued share of Common Stock that is equal to the quotient of (a) the Base Purchase Price, divided by the (b) Company Fully Diluted Capital (as defined in the Business Combination Agreement), divided by (c) the Redemption Price (the shares of Common Stock issued in exchange for Company Units, collectively, the “Company Members Closing Consideration”).

Company Earnout

During the two-year period beginning on the first anniversary of the Closing Date and ending on the third anniversary of the Closing Date, the Purchaser will issue up to 13.0 million additional shares of Common Stock as contingent consideration (collectively, the “Earnout Shares”) to the Company Members, subject to the achievement of certain share price milestones as follows below:

(a)	4,333,334 Earnout Shares if the closing sale price of one share of Common Stock as reported on Nasdaq (or the exchange on which the shares of Common Stock are then listed) is greater than or equal to $12.50 per share for a period of at least twenty (20) days out of thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination;

(b)	4,333,333 Earnout Shares if the closing sale price of one share of Common Stock as reported on Nasdaq (or the exchange on which the shares of Common Stock are then listed) is greater than or equal to $15.00 per share for a period of at least twenty (20) days out of thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination; and

(c)	4,333,333 Earnout Shares if the closing sale price of one share of Common Stock as reported on Nasdaq (or the exchange on which the shares of Common Stock are then listed) is greater than or equal to $17.50 per share for a period of at least twenty (20) days out of thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination.

Registration Statement

As promptly as practicable after the date of the Business Combination Agreement and receipt by the Purchaser of the PCAOB Audit (as defined below), the Purchaser and the Company will prepare and the Purchaser will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the Purchaser’s securities to be issued in connection with the Business Combination Agreement and a proxy statement to be distributed to the Purchaser’s shareholders in connection with the Purchaser’s solicitation of proxies for the vote by the Purchaser’s shareholders with respect to the proposed Business Combination with the Company and other matters to be described in the Registration Statement (the “Proxy Statement”).

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of (a) the Purchaser and Merger Sub and (b) the Company, in each case relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. The representations and warranties of the Purchaser, the Company and Merger Sub will not survive the Closing, and the Business Combination Agreement does not provide for indemnification with respect to any of the representations and warranties of the parties thereto.

Covenants

The Business Combination Agreement contains customary covenants of the parties, including, among others, covenants requiring (i) the parties to conduct their respective businesses in the ordinary course through the Closing Date, (ii) the parties not to solicit, initiate, submit, facilitate, discuss or negotiate with third parties regarding alternative transactions and to comply with certain related restrictions, (iii) the Purchaser and the Company to prepare and the Purchaser to file with the SEC the Registration Statement, and (iv) the Company to deliver to the Purchaser as soon as reasonably practicable following the date of the Business Combination Agreement, but in no event later than December 31, 2025, financial statements of the Company as of and for the period from inception through September 30, 2025 audited in accordance with GAAP and PCAOB standards (the “PCAOB Audit”).

Governance

The Business Combination Agreement provides that, immediately following the Closing, the board of directors of the Purchaser (i) will consist of two (2) directors designated in writing by the Purchaser, reasonably acceptable to the Company and each qualifying as an independent director, and such other directors designated in writing by the Company, and (ii) will be divided into three (3) classes of directors with staggered terms. The management team of the Purchaser as of immediately following the Closing will consist solely of the Company’s current management team.

Closing; Conditions to Closing

The Closing will occur no later than the third business day following the satisfaction or waiver of all of the closing conditions, or at such other time or in such other manner as agreed upon by the Purchaser and the Company in writing.

The obligations of the parties to consummate the Merger and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”) are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of customary closing conditions set forth in the Business Combination Agreement, including: (i) approval of the Transactions by the shareholders of the Purchaser and the equityholders of the Company; (ii) the Registration Statement having become effective under the Securities Act of 1933, as amended (the “Securities Act”); (iii) the Purchaser’s shares of Common Stock to be issued in connection with the Transactions will be conditionally approved for listing upon the Closing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of Common Stock; (iv) no governmental authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law or governmental order that is then in effect that makes the Merger illegal or otherwise prevents or prohibits the Closing; (v) no Purchaser Material Adverse Effect or Company Material Adverse Effect (each as defined in the Business Combination Agreement) will have occurred since the date of the Business Combination Agreement that is continuing; and (vi) the Domestication will have been completed. There is no minimum cash condition or financing condition to Closing.

Termination

The Business Combination Agreement may be terminated prior to the Closing in the following circumstances:

(a)	by mutual written consent of the Purchaser and the Company;

(b)	by the Company if the board of directors of the Purchaser withdraws, amends, qualifies or modifies its recommendation to the Purchaser’s shareholders that they vote in favor of the Transactions;

(c)	by either the Company or the Purchaser if the Purchaser’s shareholders do not approve the Transactions;

(d)	by either the Company or the Purchaser if the Closing has not occurred by April 30, 2026 and no breach of the Business Combination Agreement by the party seeking to terminate caused or resulted in the failure of the Transactions to be consummated by such time;

(e)	by either the Company or the Purchaser if any governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, and such order or other action has become final and non-appealable;

(f)	by either the Company or the Purchaser upon a material breach of any representation, warranty, covenant or agreement on the part of the other in the Business Combination Agreement which would result in a failure of a closing condition and such breach is not cured within twenty (20) days following receipt of a written notice of such breach;

(g)	by either the Company or the Purchaser if all of the closing conditions are satisfied or waived and the Company or the Purchaser fails to effect the Closing within five business days after the other has confirmed it is ready, willing and able to consummate the Closing; or

(h)	by the Purchaser if the Company fails to deliver either (i) the PCAOB Audit on or before December 31, 2025 or (ii) the consent of the Company Members within five business days after the Registration Statement is declared effective under the Securities Act.

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective representatives, other than liability of the Company, the Purchaser or the Merger Sub, as the case may be, any willful and material breach of the Business Combination Agreement occurring prior to such termination.

The foregoing description of the Business Combination Agreement and the Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement and any related agreements. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about the Purchaser, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by Purchaser, Merger Sub and the Company contained in the Business Combination Agreement are solely for the benefit of the parties to the Business Combination Agreement, are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure schedules provided by the parties in connection with the execution of the Business Combination Agreement, and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to securityholders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and agreements set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Investors and securityholders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Purchaser’s public disclosures.

The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Report”) and is incorporated herein by reference.

Member Support Agreement

On October 22, 2025, certain of the Company Members, the Purchaser and the Company entered into a Member Support Agreement (the “Member Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, the Company Members party thereto agreed (a) to attend and vote at any meeting of the Company Members (including any postponement or adjournment thereof) and execute and deliver written consent or approval in any action by written consent or approval of the Company Members requested by the Company, all of the Company Units held by the Company Members party thereto (i) in favor of the approval and adoption of the Business Combination Agreement, the Merger and the other Transactions, and (ii) against any action, agreement or transaction or proposal that would reasonably be expected to prevent, impede, interfere with, delay, postpone or adversely affect the Merger or the other Transactions in any material respect and (b) not to transfer or redeem any Company Units held by them prior to Closing, subject to certain exceptions.

The foregoing description of the Member Support Agreement is qualified in its entirety by reference to the full text of the Member Support Agreement, a copy of which is filed as Exhibit 10.1 to this Report and is incorporated herein by reference.

Sponsor Support Agreement

On October 22, 2025, HC VII Sponsor LLC, a Delaware limited liability company and the existing sponsor of the Purchaser (the “Sponsor”), the Company, the Purchaser and certain shareholders of the Purchaser named therein, executed a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, Sponsor and the other Purchaser shareholders party thereto agreed (a) to vote all of the ordinary shares of Purchaser that they hold in favor of the Business Combination Agreement, the Transactions and any related actions, and against any other transactions or proposals intended, or that would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect and (b) not to transfer or redeem any of the ordinary shares or units of the Purchaser held by them prior to Closing, subject to certain exceptions.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.2 to this Report and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the Closing, the Purchaser, certain of the Purchaser’s shareholders (including Sponsor) and certain of the Company’s Members will enter into an Amended and Restated Registration Rights Agreement substantially in the form attached as Exhibit D to the Business Combination Agreement (the “Registration Rights Agreement”), which will amend and restate the Purchaser’s existing registration rights agreement. Pursuant to the terms of the Registration Rights Agreement, effective upon the Closing, the Purchaser will, within 30 days after the Closing, file with the SEC (at the Purchaser’s sole cost and expense) a registration statement (the “Resale Registration Statement”) registering the resale of certain securities held by or issuable to the Purchaser’s stockholders party thereto (“Registration Rights Holders”), and the Purchaser will use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Registration Rights Holders can demand underwritten offerings and will be entitled to certain customary piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement, provided, that the Purchaser is not obligated to effect more than an aggregate of three (3) underwritten offerings.

The foregoing description of the form of Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit D to the Business Combination Agreement, filed as Exhibit 2.1 to this Report, and incorporated herein by reference.

Lock-Up Agreements

In connection with the Closing, certain of the Purchaser’s shareholders (including Sponsor) and the Company’s Members will enter into Lock-Up Agreements with the Purchaser substantially in the form attached as Exhibit E to the Business Combination Agreement (each a “Lock-up Agreement”). Each Lock-Up Agreement will provide that the securities held by such stockholder of the Purchaser will be subject to transfer restrictions (subject to certain customary exceptions) for the period commencing on the Closing Date and ending on the earliest to occur of: (x) the six month anniversary of the Closing Date, (y) such date that the reported last sale price of the Common Stock equals or exceeds $11.00 per share for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing after the Closing, and (z) the date after the Closing on which the Purchaser consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of the Purchaser’s shareholders having the right to exchange their shares of Common Stock for cash, securities or other property.

The foregoing description of the form of Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit B to the Merger Agreement, filed as Exhibit 2.1 to this Report, and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On October 23, 2025, the Purchaser and the Company issued a joint press release announcing the execution of the Business Combination Agreement. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Furnished herewith as Exhibit 99.2 and incorporated herein by reference is an investor presentation that the Purchaser and the Company have prepared for use in connection with the Business Combination Agreement.

The foregoing (including Exhibit 99.1 and Exhibit 99.2) and the information set forth therein are being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall they be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

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Important Information for Investors and Stockholders

In connection with the proposed business combination, HVII intends to file the Registration Statement, which will include the Proxy Statement. After the SEC declares the Registration Statement effective, HVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of HVII as of a record date to be established for voting on the proposed business combination.

This Report does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that HVII may file with the SEC. Before making any investment or voting decision, investors and security holders of HVII and the Company are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the Company, HVII and the proposed business combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by HVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HVII may be obtained free of charge from HVII’s website at https://www.hennessycapital7.com or by directing an email request to info@hennessycapitalgroup.com. The information contained on, or that may be accessed through, the websites referenced in this Report is not incorporated by reference into, and is not a part of, this Report.

Participants in the Solicitation

HVII, the Company and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HVII’s stockholders in connection with the proposed business combination. For more information about the names, affiliations and interests of HVII’s directors and executive officers, please refer to HVII’s annual report on Form 10-K filed with the SEC on March 31, 2025 and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of HVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully when they become available before making any voting or investment decisions.

Forward Looking Statements

This Report contains forward-looking statements, including but not limited to statements regarding the Company’s and HVII’s expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this Report are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, the Company’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this Report and are based on the Company’s and HVII’s current beliefs and assumptions. The Company and HVII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of HVII’s securities; (2) the failure to satisfy the conditions to the consummation of the proposed business combination, including the adoption of the definitive agreements related to the Business Combination Agreement by the shareholders of HVII and the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (5) changes in transaction structure of the proposed business combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the proposed business combination; (9) the outcome of any legal proceedings that may be instituted against the Company or HVII related to the Business Combination Agreement or the proposed business combination; (10) the Company’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in the Company’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect the Company’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by HVII shareholders in connection with the proposed business combination; (16) the risk that the Company may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that the Company will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in HVII’s Annual Report on Form 10-K for the year ended December, 31, 2024, which was filed with the SEC on March 31, 2025, and other filings with the SEC, including the Registration Statement to be filed by HVII in connection with the proposed business combination. The foregoing list is not exhaustive, and there may be additional risks that neither HVII nor the Company presently know or that HVII and the Company currently believe are immaterial. The Company and HVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

No Offer or Solicitation

This Report shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Report shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed business combination shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Number	Description

2.1	Business Combination Agreement, dated as of October 22, 2025, by and among Hennessy Capital Investment Corp. VII, Solis Merger Sub LLC, and ONE Nuclear Energy LLC.

10.1	Member Support Agreement, dated as of October 22, 2025, by and among Hennessy Capital Investment Corp. VII, ONE Nuclear Energy LLC and the other members of ONE Nuclear Energy LLC listed therein.

10.2	Sponsor Support Agreement, dated as of October 22, 2025, by and among ONE Nuclear Energy LLC, Hennessy Capital Investment Corp. VII, HC VII Sponsor LLC and the other shareholders of Hennessy Capital Investment Corp. VII listed therein.

99.1	Joint Press Release of ONE Nuclear Energy LLC and Hennessy Capital Investment Corp. VII issued October 23, 2025.

99.2	Investor Presentation, dated October 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 23, 2025

HENNESSY CAPITAL INVESTMENT CORP. VII

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Chairman of the Board of Directors and Chief Executive Officer